SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

CYBERSOURCE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23251J 10 6 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 23251J 10 6	13G/A	Page 2 of 5 pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WILLIAM S. McKIERNAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 227,942 6 SHARED VOTING POWER 4,216,184 7 SOLE DISPOSITIVE POWER 227,942 8 SHARED DISPOSITIVE POWER 4,216,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,444,126
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.29%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 23251J 10 6	13G/A	Page 3 of 5 pages

Item 1.	(a)	Name of Issuer:

Cybersource Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

1295 Charleston Road, Mountain View, CA 94043

Item 2.	(a)	Name of Person Filing:

William S. McKiernan

	(b)	Address of Principal Business Office:

1295 Charleston Road, Mountain View, CA 94043

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

23251J 10 6

Item 3.	Not applicable.

CUSIP No. 23251J 10 6	13G/A	Page 4 of 5 pages

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of December 31, 2004:

(a) Amount Beneficially Owned:

4,444,126 shares which includes (i) 226,561 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2004 and (ii) 22,100 shares of common stock held by members of Mr. McKiernan’s immediate family. Mr. McKiernan disclaims beneficial ownership of the shares held by his immediate family.

(b) Percent of Class:

13.29%

Calculation of percentage of beneficial ownership was based on 33,431,090 shares of Common Stock issued and outstanding as of December 31, 2004.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

227,942

(ii) shared power to vote or to direct the vote:

4,216,184

(iii) sole power to dispose or to direct the disposition of:

227,942

(iv) shared power to dispose or to direct the disposition of:

4,216,184

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of the Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 23251J 10 6	13G/A	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2005

/s/ WILLIAM S. MCKIERNAN
William S. McKiernan